Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas Miami
July 29, 2025	vedderprice.com Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Energy Infrastructure Corporation (the “Registrant”) Registration Statement on Form N-14 File No. 333-288207

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 15, 2025 and July 17, 2025 with respect to the Registrant’s Registration Statement on Form N-14 filed on June 20, 2025 (the “Registration Statement”) relating to the issuance of common stock of the Registrant, in connection with the proposed merger of Tortoise Sustainable and Social Impact Term Fund (the “Target Fund”) with and into a wholly-owned subsidiary of the Registrant. The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the initial Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to complete missing information in the Joint Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Disclosure Comments

1.	Comment: Please confirm that the Registrant will file a Pre-Effective Amendment to the Registration Statement in which all blanks have been completed and from which all brackets have been removed.

Response: The Registrant confirms that it will file Pre-Effective Amendment No. 1 to the Registration Statement in which all blanks will be completed and from which all brackets will be removed.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore, and Vedder Price (FL) LLP, which operates in Florida.

July 29, 2025

2.	Comment: In the Q&A, in the response to the question “Why is the Merger being recommended by each Board?”, and elsewhere in the Joint Proxy Statement/Prospectus, the disclosure refers to lower net overall fees and expenses and total fund operating expenses for Target Fund shareholders. Please explain supplementally whether this disclosure is accurate given the fee and expense table at page 9 of the Joint Proxy Statement/Prospectus, which shows total annual fund expenses as a percentage of net assets increasing by 19 basis points for Target Fund shareholders, and clearly state the effect of the Merger on both gross fees and net fees.

Response: The Registrant believes operating expenses excluding the costs of leverage is the appropriate measurement of the operating efficiencies of a merger, while leverage costs may vary based on timing, external macroeconomic factors and other metrics that are unrelated to the operation of the Fund. Additional leverage generates additional returns which are not reflected in the fee and expense table. Notwithstanding the foregoing, Registrant notes that total expenses of the combined fund, both including leverage costs and excluding leverage costs, are expected to be lower for both Funds.

The reason for the higher total expense is the tax liability reflected in the “Deferred Tax Liability” line item in the fee and expenses table. The Deferred Tax Liability relates to the Registrant’s conversion from an entity taxed as a corporation to an entity qualifying as a regulated investment company beginning as of the fiscal year ended November 2023. The Registrant may incur entity-level tax for unrecognized built-in gain as of the conversion date for the five-year period ending November 30, 2027. Such tax liability will only be realized to the extent of actual realization of gains upon sale of portfolio assets held on the conversion date during the five-year period net of available tax loss carryforwards. The actual amount of such expenses incurred by the Registrant may be more or less than the amount shown or may never be incurred at all. Pursuant to the historical positions of the SEC staff, the fee table assumes full recognition of the net tax liability in the current period. While the Board considered the potential for future tax liability and the amounts of built-in gain, it viewed total annual operating expenses (excluding tax liability) as the appropriate comparative benchmark for assessing the synergies and operating savings of the Merger.

Registrant has added additional disclosure in a footnote to the fee and expense table explaining the nature of the tax liability and has clarified that the comparative statement regarding expense savings excludes tax liability. Registrant has also added disclosure that expenses would be higher taking potential tax liability into account.

Comment: In the Q&A, the response to the question “Will the portfolios be repositioned in connection with the Merger?” discusses the Target Fund’s divestment of certain private assets in connection with a previously announced portfolio repositioning strategy. Please explain supplementally whether these divestments are included in the disclosure that the Target Fund expects to sell approximately 44% of its assets in connection with the Merger.

Response: The Registrant confirms that the divestments in connection with the previously announced portfolio repositioning are not included in the expected 44% portfolio repositioning in connection with the Merger.

July 29, 2025

3.	Comment: In the Q&A, the response to the question “Will common stockholders or common shareholders of the Funds have to pay any fees in connection with the Merger?” discusses that “non-specific” costs of the Merger will be allocated pro rata based upon each Fund’s net assets, and the succeeding sentence discloses the specific dollar figure allocation of “such one-time expenses.” Please confirm supplementally that “such one-time expenses” are the same as the “non-specific” costs.

Response: Registrant has clarified the disclosure to make clear that costs directly attributable to a Fund are allocated to that Fund while costs that are not specific to a Fund are allocated by assets. The Merger costs include both types of expenses.

4.	Comment: Please explain supplementally why preferred stockholders of the Registrant are not required to vote as separate class with respect to the Merger.

Response: In this transaction, Registrant is not issuing any preferred stock in the Merger. Accordingly, the provisions of the Maryland General Corporation Law (the “MGCL”) and the Registrant’s charter governing the issuance of preferred stock are not applicable. Because preferred stock is not being issued in the Merger, Registrant does not believe that Section 18 of the 1940 Act requires a separate vote of preferred stockholders.

Shareholder approval for the issuance of common stock of the Registrant is required pursuant to Section 312.03(c) of the NYSE Listed Company Manual, which applies only with respect to stock listed on the exchange. The outstanding preferred stock of the Registrant is not listed on the NYSE and, accordingly, is not subject to the requirements of Section 312.03(c).

5.	Comment: On page (ii) of the Joint Proxy Statement/Prospectus, please include hyperlinks to the Annual Reports of the Funds.

Response: The Registrant has added the hyperlinks.

6.	Comment: Please consider adding disclosure to the “Synopsis” section of the Joint Proxy Statement/Prospectus comparing the management of the Funds — e.g., the Target Fund’s use a sub-adviser.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

7.	Comment: On page 2 of the Joint Proxy Statement/Prospectus, under the heading “Background and Reasons for the Proposed Merger,” please add a cross-reference to the discussion of the factors the Boards considered in approving the Merger under the heading “Background and Board Considerations Relating to the Merger.”

Response: The Registrant has revised the disclosure in response to the staff’s comment.

8.	Comment: Please supplementally explain the term of the Target Fund.

Response: The charter of the Target Fund provides that the Fund shall dissolve at the close of business twelve years from the date of effectiveness of the Target Fund’s initial registration statement, unless extended for no more than two one-year periods by the Board.

July 29, 2025

9.	Comment: Under “Investment Objective and Principal Investment Strategies” beginning on page 4 of the Joint Proxy Statement/Prospectus, please confirm that the stated concentration policy is consistent with the related disclosures in the Statement of Additional Information.

Response: The Registrant has reconciled different wording of the Target Fund’s concentration policy.

10.	Comment: In the table comparing the non-fundamental principal investment policies of the Funds beginning on page 5 of the Joint Proxy Statement/Prospectus, please add disclosure on how the differences in the Funds’ policies regarding below investment grade securities impact the relative risks of investing in the Funds.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

11.	Comment: The table comparing the non-fundamental principal investment policies of the Funds beginning on page 5 of the Joint Proxy Statement/Prospectus indicates that, unlike the Target Fund, the Acquiring Fund does not have a stated policy on non-U.S. and emerging market issuers. Please revise the disclosure to highlight the impact of the policy differences on the relative risks of investing in the Funds.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

12.	Comment: Please consider moving the “Risks of the Funds” subsection under the “Comparison of the Funds” heading so that it immediately follows the table comparing the non-fundamental principal investment policies of the Funds.

Response: The Registrant has moved the referenced disclosure in response to the staff’s comment.

13.	Comment: Under “Principal Risk Comparison” beginning on page 10 of the Joint Proxy Statement/Prospectus, please confirm the accuracy of the principal risk comparison table.

Response: The Registrant confirms the accuracy of the table as presented in Pre-Effective Amendment No. 1.

14.	Comment: In the paragraph immediately following the principal risk comparison table under “Principal Risk Comparison” beginning on page 10 of the Joint Proxy Statement/Prospectus, please add cross-references to the more fulsome discussions of the investment strategies and risks.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

15.	Comment: Please consider retitling the section currently titled “Additional Risks to Senior Security Holders of the Acquiring Fund” beginning on page 20 of the Joint Proxy Statement/Prospectus to “Additional Risks to Preferred Stockholders of the Acquiring Fund.”

Response: The Registrant has modified the heading in response to the staff’s comment.

July 29, 2025

16.	Comment: Please supplementally confirm whether any Fund would pay a termination fee upon the termination of the Agreement and Plan of Merger.

Response: For the information of the staff, no termination fee would be paid by any Fund upon the termination of the Agreement and Plan of Merger.

17.	Comment: Under “Compensation and Expenses” beginning on page 43 of the Joint Proxy Statement/Prospectus, please disclose the compensation payable to the Target Fund’s sub-advisor under the sub-advisory agreement.

Response: The Registrant has added disclosure regarding sub-adviser compensation.

18.	Comment: On p. 45 in the section captioned “Additional Information About the Target Fund and the Acquiring Fund,” please narratively compare any material differences in shareholder rights due to differences in the governing documents (e.g., forum selection provisions). Please confirm supplementally to the staff that all material changes in shareholder rights have been disclosed.

Response: We respectfully advise the staff that the section captioned “Additional Information About the Target Fund and the Acquiring Fund” contains a narrative comparison of the differences in shareholders rights. The Registrant confirms that in its view all material differences in shareholder rights have been disclosed.

19.	Comment: Please confirm that the forms of proxy card will be filed as an exhibit to Pre-Effective Amendment No. 1.

Response: The Registrant confirms that the forms of proxy card will be filed in connection with Pre-Effective Amendment No. 1 to the Registration Statement.

20.	Comment: Please confirm supplementally whether any standstill agreements are in place with the Funds or an affiliate.

Response: The Registrant confirms that no standstill agreements are in place.

Accounting Comments

21.	Comment: On page (ii) of the Joint Proxy Statement/Prospectus, please include hyperlinks to the documents that are incorporated by reference into the Joint Proxy Statement/Prospectus.

Response: The Registrant has added the hyperlinks.

July 29, 2025

22.	Comment: Please confirm whether the Total Annual Fund Expenses row of the fee table is net of expense reimbursements and, if so, please describe the expense reimbursement arrangement.

Response: The Registrant confirms that the parenthetical regarding expense reimbursements has been removed.

23.	Comment: On p. B-1 of Appendix B, please correct the lead-in to reflect that the Target Fund has been in existence for less than ten years.

Response: The lead-in paragraph in Appendix B has been corrected.

24.	Comment: On Appendix B, please ensure that the hyperlinks link to the correct document.

Request: The hyperlinks have been corrected.

Please contact the undersigned at 312-609-7661 or Adam Goldman at 312-609-7731 if you have any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Adam S. Goldman, Associate, Vedder Price P.C.